UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 4, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES APPOINTMENT OF MECHEL-ENERGO OOO CHIEF EXECUTIVE OFFICER

Moscow, Russia – August 4, 2011 - Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the appointment of Anatoly
Merzlyakov as the new Chief Executive Officer of Mechel-Energo OOO. Mr.
Merzlyakov replaces Sergei Zorin, who was acting chief executive officer.
Anatoly Merzlyakov, 59, will continue to streamline the financial, administrative and production activities of all of Mechel Group’s energy generating and sales companies, as well as tackle their social and economic issues.
Mr. Merzlyakov has many years of experience working in the industry as a senior executive in several private and state-owned energy companies.
Prior to his appointment, in 2008-2009 Mr. Merzlyakov worked as a deputy chief executive officer in the Russian Housing Development Foundation. In 2006-2008,
he was chief of the Upper Volga department and first deputy general director in the Interregional Distribution Grid Company of central Russia and North
Caucasus. Before that, in 1998-2005 Mr. Merzlyakov worked as chief executive officer in Lipetskenergo OAO.
Mr. Merzlyakov graduated from Moscow Energy Institute with a specialty in industrial heat energy systems.
Mr. Merzlyakov has been granted state awards — the titles of Honorary Energy
Worker, Meritorious Employee of Russian Federation’s Energy Ministry,
Meritorious Employee of Russia’s United Energy System, Honorary Energy Complex
Worker. He was also awarded with the industry medal of 85th anniversary of
GOELRO plan and the honor medal for Merit in Russian Energy Industry.

***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: August 4, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO